UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CENTURYLINK, INC.
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

156700106
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 30,998,645*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,998,645*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,998,645*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.6%*
14.	Type of Reporting Person (See Instructions): PN, IA

(*)	See Item 5.

CUSIP No. 156700106

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 30,998,645*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,998,645*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,998,645*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.6%*
14.	Type of Reporting Person (See Instructions): IN, HC

(*)	See Item 5.

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2017 (the “Schedule 13D”), relating to the shares of common stock, par value $1.00 per share (the “Shares”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the Shares reported herein and to acquire the call options referenced in Item 5.  The total purchase price for the Shares reported herein was approximately $475,811,686, and the purchase price to acquire such call options was approximately $2,029,564.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

On June 12, 2017, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired.  On June 16, 2017, the Reporting Persons exercised the equity forward purchase contracts previously reported in Item 5, and as a result acquired 15,271,943 Shares.  On June 16, 2017, the Reporting Persons also acquired an additional 1,000,000 Shares at an average price per Share of $25.91 including commissions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate.  These actions may include, without limitation:  (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 18,998,645 Shares and 12,000,000 Shares underlying the call options referenced below in this Item 5, which collectively represent approximately 5.6% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 30,998,645 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 548,812,063 Shares outstanding as of April 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2017.

The call options referenced above are over-the-counter market American-style call options referencing an aggregate of 4,000,000 Shares, which have an exercise price of $28 per Share and expire on October 20, 2017, and over-the-counter market American-style call options referencing an aggregate of 8,000,000 Shares, which have an exercise price of $30 per Share and expire on October 20, 2017.

In addition, as previously reported, Corvex sold over-the-counter market American-style put options referencing an aggregate of 4,000,000 Shares, which have an exercise price of $22 per Share and expire on October 20, 2017.

On June 12, 2017, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired, and on June 16, 2017, the Reporting Persons exercised the equity forward purchase contracts previously reported in Item 5, and as a result acquired 15,271,943 Shares.

(c) The disclosure above and in Item 4 regarding the exercise of the equity forward purchase contracts is incorporated by reference herein.  On June 16, 2017, the Reporting Persons acquired an additional 1,000,000 Shares in the open market at an average price per Share of $25.91 including commissions.  Except as set forth herein or in the Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: June 16, 2017	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister